Exhibit 99.2





ChipMOS

# Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services

1Q23 Results Conference

May 2023

# Safe Harbor Notice

- This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

# Agenda

| | |
|---|---|
| ☐ Welcome | |
| ☐ 1Q23 Operating Results | S.J. Cheng |
| ☐ 1Q23 Financial Results | Silvia Su |
| ☐ Business Outlook | S.J. Cheng |
| ☐ Q&A | |

# 1Q23 Operating Results

# Revenue & Gross Margin

- 1Q23
  - Revenue: NT$4,605.1M (QoQ: -1.7%, YoY: -31.5%)
  - Gross Margin: 12.4% (QoQ: -2.1ppts, YoY: -12.6ppts)



Revenue (MNTD)
Memory
Mixed signal
DDIC+Gold bump
Margin rate
OpEX
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
40%
35%
30%
25%
20%
15%
10%
5%
0%
6,465.3
6,982.3
7,161.0
6,791.4
6,725.2
6,851.7
5,254.0
4,686.2
4,605.1
24.2%
28.2%
27.3%
26.0%
25.0%
25.4%
15.5%
14.5%
12.4%
6.6%
6.6%
6.5%
6.9%
6.9%
7.1%
8.7%
8.9%
8.7%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

ChipMOS

# Utilization Rate

1Q23: 55%
4Q22: 53%
1Q22: 73%

1Q23: 42%
4Q22: 46%
1Q22: 69%

1Q23: 58%
4Q22: 53%
1Q22: 87%

1Q23: 52%
4Q22: 41%
1Q22: 86%

1Q23: 52%
4Q22: 49%
1Q22: 79%



Testing
Assembly
LCD Driver
Bumping
Overall
100%
80%
60%
40%
20%
0%
86%
87%
85%
76%
79%
75%
57%
49%
52%
1Q21
2Q21
3Q21
4Q21
1Q22*
2Q22*
3Q22
4Q22
1Q23

Note: To effectively reflect changes in product characteristic and mix, the utilization calculation target of manufacturing site, which output calculated by wafer quantity, was changed to run time from wafer quantity since 1Q22.

ChipMOS

# 1Q23 Revenue Breakdown

## Product



Gold bump
17.9%
DRAM/SRAM
15.0%
Flash
21.3%
Mixed-signal
10.8%
DDIC
(COG+COF)
35.0%

## Manufacturing Site



Bumping
(incl. RDL/WLCSP)
19.6%
Testing
22.3%
Assembly
23.4%
LCD Driver
34.7%

ChipMOS

# Revenue Breakdown — Memory

## ☐ 1Q23: 36.3% (QoQ: -11.1%, YoY: -38.8%)


Rev
(MNTD)
DRAM+SRAM
Flash
Flash %
DRAM+SRAM %
2,000
1,500
1,000
500
0
40%
30%
20%
10%
0%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23


Memory Rev
Assembly
WS
Package Test
NAND/Flash (%)
100%
80%
60%
40%
20%
0%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

ChipMOS

# Revenue Breakdown － DDIC + Gold Bump

- 1Q23: 52.9% (QoQ: +6.7%, YoY: -26.7%)


Rev
(MNTD)
Gold bump
DDIC
Gold bump %
DDIC %
2,500
2,000
1,500
1,000
500
0
50%
40%
30%
20%
10%
0%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23


DDIC Rev
COF
COG
TDDI/DDIC (%)
OLED/DDIC (%)
Auto portion (%)
100%
80%
60%
40%
20%
0%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23

# Revenue Breakdown － End Market

## Content Performance of 1Q23

| Smart Mobile | TV | Computing | Auto/Industry | Consumer |
|---|---|---|---|---|
| **29.0%** | **17.0%** | **4.4%** | **23.3%** | **26.3%** |
| (QoQ +5.9%) | (QoQ +2.6%) | (QoQ -34.4%) | (QoQ +10.8%) | (QoQ -12.7%) |
| ▪ Smart phone<br>▪ Wearable | ▪ UHD/4K/8K TV<br>▪ OLED TV<br>▪ NB/Tablet | ▪ PC / Server<br>▪ SSD | ▪ In-car infotainment<br>▪ ADAS / sensor | ▪ Game, TWS<br>▪ Smart speaker<br>▪ DSC, STB |








60%
40%
20%
0%
2016 2017 2018 2019 2020 2021 2022 1Q23


30%
20%
10%
0%
2016 2017 2018 2019 2020 2021 2022 1Q23


30%
20%
10%
0%
2016 2017 2018 2019 2020 2021 2022 1Q23


30%
20%
10%
0%
2016 2017 2018 2019 2020 2021 2022 1Q23


30%
20%
10%
0%
2016 2017 2018 2019 2020 2021 2022 1Q23

DDIC & Gold bump  Memory & Mixed-signal

# 1Q23 Financial Results

# Consolidated Operating Results Summary

| (NT$ Millions) | 1Q23 | 4Q22 | 1Q22 |
|---|---|---|---|
| Revenue | 4,605.1 | 4,686.2 | 6,725.2 |
| Profit Attributable to the Company | 202.4 | 154.9 | 1,224.7 |
| EPS Attributable to the Company - Basic (NT$) | 0.28 | 0.22 | 1.68 |
| Earnings per ADS equivalent - Basic (US$)[1] | 0.18 | 0.14 | 1.11 |
| Depreciation & Amortization | 1,197.6 | 1,166.3 | 1,188.2 |
| CapEx | 313.2 | 1,830.8 | 624.1 |
| EBITDA[2] | 1,383.0 | 1,476.7 | 2,420.5 |
| Return on Equity (%)[3] | 3.2% | 2.5% | 19.5% |

Notes:

(1) The exchange rate was NT$30.48 against to US$1.00

(2) EBITDA = Operating Profit + Depreciation & Amortization

(3) Annualized return on equity to the Company for the quarter

# Consolidated Statements of Comprehensive Income

Selected Items from Consolidated Statements of Comprehensive Income

| (NT$ Millions) | 1Q23 | 4Q22 | QoQ | 1Q22 | YoY |
|---|---|---|---|---|---|
| Revenue | 4,605.1 | 4,686.2 | -1.7% | 6,725.2 | -31.5% |
| Gross Profit | 569.8 | 679.9 | -16.2% | 1,678.0 | -66.0% |
| Gross Margin | 12.4% | 14.5% | -2.1ppts | 25.0% | -12.6ppts |
| Operating Expenses | (400.6) | (416.9) | -3.9% | (467.1) | -14.2% |
| Operating Profit | 185.4 | 310.4 | -40.3% | 1,232.3 | -85.0% |
| Operating Profit Margin | 4.0% | 6.6% | -2.6ppts | 18.3% | -14.3ppts |
| Non-operating Income (Expenses)(1) | 43.5 | (130.0) | -133.5% | 229.0 | -81.0% |
| Profit Attributable to the Company | 202.4 | 154.9 | 30.7% | 1,224.7 | -83.5% |
| EPS Attributable to the Company - Basic (NT$) | 0.28 | 0.22 | 27.3% | 1.68 | -83.3% |
| Weighted Average Shares Outstanding (in thousands) - Basic | 727,240 | 727,240 | 0.0% | 727,240 | 0.0% |
| EPS Attributable to the Company - Diluted (NT$) | 0.28 | 0.21 | 33.3% | 1.66 | -83.1% |
| Weighted Average Shares Outstanding (in thousands) - Diluted | 735,090 | 727,798 | 1.0% | 738,738 | -0.5% |

Note (1) :

QoQ: Difference mainly due to the decrease of the foreign exchange losses of NT$173M.

YoY: Difference mainly due to the increase of the foreign exchange losses of NT$187M from the foreign exchange gains of NT$143M in 1Q22 to the foreign exchange losses of NT$44M in 1Q23.

# Consolidated Statements of Financial Position & Key Indices

Selected Items from Consolidated Statements of Financial Position

| (NT$ Millions) | 1Q23 Amount | 1Q23 % | 4Q22 Amount | 4Q22 % | 1Q22 Amount | 1Q22 % |
|---|---|---|---|---|---|---|
| Current Assets | 19,601.4 | 42.9% | 18,352.1 | 40.8% | 16,060.2 | 38.2% |
| Non-current Assets | 26,108.6 | 57.1% | 26,590.8 | 59.2% | 25,954.6 | 61.8% |
| Total Assets | 45,710.0 | 100.0% | 44,942.9 | 100.0% | 42,014.8 | 100.0% |
| Current Liabilities | 5,830.0 | 12.8% | 6,329.4 | 14.1% | 5,304.3 | 12.6% |
| Non-current Liabilities | 14,833.5 | 32.5% | 13,801.6 | 30.7% | 10,975.8 | 26.1% |
| Total Liabilities | 20,663.5 | 45.2% | 20,131.0 | 44.8% | 16,280.1 | 38.7% |
| Total Equity | 25,046.5 | 54.8% | 24,811.9 | 55.2% | 25,734.7 | 61.3% |
| Total Liabilities and Equity | 45,710.0 | 100.0% | 44,942.9 | 100.0% | 42,014.8 | 100.0% |
| Key Indices | | | | | | |
| A/R Turnover Days | 86 | | 87 | | 81 | |
| Inventory Turnover Days | 69 | | 74 | | 58 | |

# Consolidated Statements of Cash Flows

| (NT$ Millions) | 1Q23 | 1Q22 |
|---|---|---|
| Cash and Cash Equivalents at Beginning of Period | 9,896.6 | 5,906.2 |
| Net Cash Generated from (used in) Operating Activities | 1,772.2 | 3,240.7 |
| Net Cash Generated from (used in) Investing Activities | (1,047.3) | (2,025.7) |
| Net Cash Generated from (used in) Financing Activities | 1,115.5 | (840.1) |
| Effect of Exchange Rate Change on Cash | (1.2) | 6.9 |
| Cash and Cash Equivalents at End of Period | 11,735.8 | 6,288.0 |
| Free Cash Flow(1)(2) | 1,033.0 | 1,536.3 |

Note :

(1) Free cash flow was calculated by adding depreciation, amortization, interest income together with operating profit and then subtracting CapEx, interest expense, income tax expense and dividend from the sum.

(2) Difference mainly due to the decrease of operating profit of NT$1,047M and partially offset by the decrease of CapEx of NT$311M and income tax expense of NT$210M.

ChipMOS

# Capital Expenditures & Depreciation

- 1Q23
  - CapEx: NT$313.2M
  - Depreciation: NT$1,197.6M



CapEx
(MNTD)
Testing
Assembly
Bumping
LCD Driver
Depreciation
8,000
6,000
4,000
2,000
0
2016
2017
2018
2019
2020
2021
2022
29.2%
55.6%
55.2%
62.9%
51.9%
19.5%
42.0%
23.7%
54.4%



Bumping
9.6%
Testing
15.4%
Assembly
25.1%
LCD Driver
49.9%
1Q23 CapEx
313.2 MNTD

ChipMOS

# Business Outlook

# Market & Business Outlook

- Remain a more conservative 2023 CapEx plan
- Depends on UT and customers' demand to do suitable capacity plan
- Momentum is gradually rebounding and starting to see some signs of improvement in specific areas
  - Memory: Memory IDMs lowering UT and the short order offset customers continue destocking
    - ✓ Continue momentum in Q2 from Q1
  - DDIC: Auto panel, TDDI and OLED demand gradually rebounding
    - ✓ UT level of high end DDIC test platforms further improving

# Q&A

**www.chipmos.com**

ChipMOS